Filed by Warner-Lambert Company
                        pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant Rule 14a-12
                                       of the Securities Exchange Act of 1934
                                                Commission File No:  001-3608
                                     Subject Company:  Warner-Lambert Company



THE FOLLOWING IS A SCRIPT FOR THE PRESENTATION MADE BY WARNER-LAMBERT'S CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER TO WARNER-LAMBERT COLLEAGUES ON FEBRUARY 8, 2000.

                           "BUILDING THE FUTURE"

                              February 8, 2000

              By Chairman, President And CEO Lodewijk de Vink

                         Internal Company Use Only



Yesterday marked a milestone in a story that began in our boardroom more than a year ago...burst into the headlines three months ago...and has been the focus of extraordinary effort, every day...ever since.

Yesterday we announced the signing of a definitive agreement to merge the two fastest-growing companies in the pharmaceutical industry...and create what we believe will soon be the world's premier healthcare company. Now is the beginning of a bold new chapter in the history of our industry...and in the legacy of Warner-Lambert.

You have seen a copy of the press release announcing our merger, as well as a letter from me and Pfizer Chairman Bill Steere...and so you are aware of the outlines of our deal. There is no need for me to repeat today what you already know.

But what I will do today is to clearly explain the strategic thinking that has brought us to this point...to explain why your management and our Board of Directors believe that the key to our sustainable growth is to dramatically increase our size and scope through this merger.

Next, I want to talk about Pfizer...their products, people and culture. After that, I'll open up the floor to questions and comments...and conclude with some short remarks about our culture and our future.

With that...let's begin.

During the past few months, I'm sure each of you has read...almost daily...about changes in our industry. On the health and science pages, we've seen 40 new medicines approved in the U.S. in the last year alone...and growing anticipation regarding The Human Genome Project. In the business pages, we can see that nearly ten of the top 20 pharmaceutical companies are merging, or have made plans to do so.

Clearly, there are major forces at work reshaping the industry...forces that could not be ignored if Warner-Lambert was to ensure its sustainable growth.

What are they?

The first is the increasing pressure for cost control.

Make no mistake about it...pressures to control drug costs in the U.S. and around the world are mounting furiously. The political rhetoric and heated debate you now hear about reimbursement schemes, formularies and profit restrictions are really all about cost containment. We in the pharmaceutical industry are a clear and easy target in the debate on health care costs.

And government regulation is just one of many cost pressures. Within our own industry it is becoming increasingly difficult to maintain margins. For example, it is possible that the next big entry into the statin market...the entry from AstraZeneca...will gain its foothold in the market by lowering prices. And our consumer products groups have long coped with pressures on margins imposed by the Wal-marts and Carrefours of the world.

(Pause)

So on the one-hand we face mounting pressure for cost-reduction. And, on the other hand, we see skyrocketing costs to discover, develop and launch new drugs.

Over the past ten years, the industry's R&D spending in pharmaceuticals has tripled. This year, our industry is expected to spend more than $26 billion to bring new products to patients. We are not immune from this trend. In R&D spending, we went from less than $500 million in 1994...to nearly $1.3 billion last year.

The reasons are clear: the cost of new technologies...the need to recruit the most talented scientists...the growing complexity of the discovery and development process...and the web of discovery alliances we must build in this new age of biotech.

And yet, despite the enormous resources dedicated to it, this business remains "high risk." There's no guarantee that the money we spend...the people we hire...or the bets we place on promising leads will ever result in new medicines. This is a business where money doesn't guarantee progress...but where the lack of money clearly impedes it.

In addition, consider that we are facing a thirty-fold increase in the number of drug targets anticipated as a result of the Human Genome Project. Imagine the resources needed to take advantage of what will be a once-in-a-generation opportunity!

The only way to ready ourselves is to gear up today...to build and invest in order to make sure we turn that knowledge into new and more effective medicines tomorrow. To prosper in the coming "Golden Age of Pharmaceuticals" size and scale will provide competitive advantage.

(Pause)

Finally, there are profound changes shaping our business that are coming from industries that didn't even exist just ten years ago.

In 1998, in the U.S. alone, $1.3 billion was spent on direct-to-consumer drug advertising. Last year spending was in the range of $2 billion...and strong double-digit increases are expected to continue.

In 1998, online pharmaceutical sales were in the range of $200 million. By 2003, online sales will be more than $6 billion and sales are expected to double every year.

Millions of patients are using the Internet to seek healthcare-related information. A recent poll showed that 40 percent of American adults did just that in 1998.

The fact is that we're learning more about the consumer every day. We need to capitalize on that knowledge...to turn it into insight...and from insight into action. We need to take new risks and fund big ideas. Once again, it speaks to the need for size and scale.

Against the landscape of these changing dynamics, we had to face up to our strengths and weaknesses. On the plus side-industry-leading growth...enviable scientific talents...a highly respected sales and marketing infrastructure...and a modern manufacturing network around the world. On the downside: huge dependence on one product, Lipitor...the impending patent expiration of Neurontin...and a research pipeline that, despite its promise, might not begin to deliver significant sales gains for at least three years.

It all added up to this: On our own as Warner-Lambert, we would not have been able to grow our business at competitive rates-to provide returns to our investors sufficient enough to survive on our own.

Could we have pushed ahead for the short-term?

Probably.

Over the long-term?...unlikely.

We had to move from strength.  It was time to change.

And so, our Board of Directors commissioned a study of strategic alternatives. We examined our options...and it came down to these: stay independent and accept slower, lower growth and mediocrity...do a series of smaller deals that would carry problems of complexity and multiple integration...or forge a major merger to create the size and scale to compete.

(Pause)

Up to this point, everything we have said could result in the outcome we called "AmericanWarner" Of course, the outcome is now called "Pfizer"

But the facts remain. The same reasoning that supported our merger with American Home Products supports our merger with Pfizer. Joining the two fastest-growing drug firms in the world will ensure our sustainable growth in both the near and long-term...and provide superior returns to investors. How superior? We estimate compounded three-year annual earnings growth of 25 percent.

(Pause)

Before I talk more about Pfizer, I want to acknowledge the fact that there will be job reductions and cost-savings...expected in the range of $1.6 billion.

But we expect to get those savings with Pfizer in the same way we had expected to gain them through AmericanWarner... by consolidating manufacturing and distribution, restructuring general and administrative functions, and optimizing global supply. The vast majority of WL colleagues will have positions in the new company. And both Pfizer and Warner-Lambert have publicly stated that the process for determining cost reductions will be quick, transparent and fair.

Will there be a seamless transition to a new company? No. Will
Warner-Lambert be "the same?" No...of course not.

But, in joining with Pfizer, Warner-Lambert colleagues will be joining a highly successful organization.

In January of last year, Forbes named Pfizer "Company of the Year." The company has leading positions in hypertension, CNS and infectious diseases with such well-known and respected products as Norvasc and Cardura...Zoloft and Aricept...Zithromax and Diflucan. They, like us, have established a worldwide network of biotech alliances and scientific partnerships. Together, our scientific staff will number nearly 12,000...and our combined R&D budget will approach $5 billion a year.

Pfizer's global sales force approaches 20,000...the largest, and one of the most respected in the industry. Their OTC products include BenGay, Desitin and Visine...and its animal health division markets one of the broadest lines in the world.

We know from first-hand experience how skilled they are in product development, sales and marketing. Working in tandem with them, we are well on our way to making Lipitor the number-one-selling pharmaceutical product in the world...with sales that may reach $10 billion a year. We know their talent and commitment to excellence...and respect their contribution to making Lipitor the top statin in all major markets around the world.

Like Warner-Lambert, Pfizer is well-known for its culture. Their key core values are very close to our own. Pfizer is a company that understands that, in this business, you do not succeed unless you create an environment where people can thrive.

Pfizer has an outstanding record of achievement in terms of their culture and the community. Some examples: Fortune recently ranked Pfizer Number 20 among "The Best 100 Companies to Work For." The Council of State
Governments awarded them their "Corporate Citizenship Award."

Like us, they were named among Working Woman's "Top 100 Companies for Working Mothers"...and they were honored with the "1999 Corporate
Conscience Award" from the Council on Economic Priorities.

Their values clearly align with ours. These values are integrity, innovation, and respect for people, customer focus, teamwork, leadership, performance and community.

It sounds a lot like Warner-Lambert...and it will be a great match with Warner-Lambert.

(Pause)

Now, I know you have questions. Before I begin to take them, let me make one other point. Our focus in this deal has been on Lipitor and its strategic importance to both our companies. But Warner-Lambert, and Pfizer, are more than just drug businesses. We have an array of legendary consumer products and confectionery brands. What happens to them?

On the day of the merger announcement, in Morris Plains, Pfizer's management said that they wanted to learn the confectionery business.

As for consumer healthcare, Pfizer said they strongly agree with our view...that this business is integral to the mission of the company as a global force in healthcare.

Now, I've laid out the strategic thinking behind recent events...and I've introduced you to our new partner. It's time to hear from you.

(Q&A)

(After Q&A Session)

Well...thank you for a lively session. If you have a question that was not answered, leave it with us and we will respond. Or, simply send it to lodewijk.com. You will get an answer.

I also urge you to learn more about Pfizer by visiting their Web site. As for continuing transition news, we'll be developing a web site and other communications vehicles that will keep you up to date. When we have important news, we'll communicate with you as quickly as possible. That's our pledge to you.

(Pause)

Let me now share with you my personal feelings about the events of the past months.

As you might expect, we have thought a great deal recently about mergers. We think back to a speech given last May, called, "The Age of Possibilities." A merger with Pfizer was not the possibility we then imagined...but it is a merger with great possibilities, nonetheless.

As you might imagine, we ask ourselves again and again...If we could go back to four months ago...Would we again seek a merger of major scope and impact?

And we look in the mirror and answer...without hesitation... "Yes, we would." Knowing what we know about trends in our industry...about the power of The Human Genome Project...about the skyrocketing costs of R&D...about pressures for cost-containment...about our own strengths and weaknesses...knowing all this...we would again seek an alliance of major size and scale.

A combination with Pfizer is a possibility we did not imagine, but it is one with great possibilities. We must move forward to take this opportunity.

We know that thousands of colleagues around the world are contemplating the merger news and wondering what the future holds.

We cannot answer that question with certainty. We can only give you this view.

The future holds the promise of major medical breakthroughs...advances made possible by a nearly $5 billion research budget, expanded programs, new technologies and a combined pipeline that is second to none.

The future holds the possibility of unmatched marketing clout around the world.

The future holds a portfolio of proven winners in the most important medical categories and consumer markets.

The future is the two, fastest-growing pharmaceutical companies in the world...becoming the largest drug company, anywhere.

The future holds the prospect of a company with a global network of discovery alliances...a growing presence in biotechnology...and enviable skills in research, development, production and information systems.

The future speaks to a company with deep roots in medicine...a reputation for integrity...and a proven record and commitment to social responsibility.

Getting to the future won't be easy. Change rarely is. It comes with uncertainty, discomfort and even fear. But I urge each of you to begin now...today...to get ready. Learn about our new partner...envision the future.

Anticipate change...adapt...move quickly...and see today as the beginning of a new chapter in our growth and development.

(Pause)

Let me conclude with this:

A number of people have said that they will miss our culture. They are sad and even angry that Warner-Lambert will move on.

This is understandable. We have an attractive culture.

But, I ask, why must this culture pass away? Why can't it live on in the new company?

If we sincerely believe that we have a winning culture...now is the time to live it.

If we say we share a passion for excellence, and the creativity and determination to thrive in challenging times... now is the time to prove it.

If we are convinced that we are faster...more agile...bolder and more open to risk-taking...now is the time to show it.

If it truly deserves its greatness...our culture will continue to thrive.

As we look ahead to the challenge of integration... let's show the world how it is done...let's honor our heritage...forge our future...and seize the possibilities ahead.

After all, this is...our Age of Possibilities.

Thank you.



THE FOLLOWING IS A DESCRIPTION OF THE VISUAL PORTION OF THE PRESENTATION MADE BY WARNER-LAMBERT'S CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER TO WARNER-LAMBERT COLLEAGUES ON FEBRUARY 8, 2000.

SLIDE 1
[Warner-Lambert Logo]

SLIDE 2
[Warner-Lambert Logo]                                         [Pfizer Logo]
                            Building the Future
                                                        Lodewijk J.R. de Vink
                                                       Warner-Lambert Company

SLIDE 3
[Warner-Lambert Logo]
[Pfizer Logo]

SLIDE 4
Building the Future

SLIDE 5
I.       Strategic Thinking
II.      About Pfizer
III.     Q&A
IV.      Our Culture/Our Future

SLIDE 6
Changes in Our Industry
Forces that could not be ignored

SLIDE 7
Increasing Pressure for Cost Control

SLIDE 8
Research and Development Costs

SLIDE 9
[Graphic from PhRMA Annual Survey, 2000 depicting Expenditures and Estimated Expenditures for R&D Investment by Research-Based Pharmaceutical Companies]

SLIDES 10-13
o   Cost of New Technologies
o   Recruitment
o   Growing Complexity
o   Web of Discovery Alliances

SLIDE 14
30 Fold Increase in Drug Targets
The Human Genome Project

SLIDE 15
Competitive Advantage
Size and Scale

SLIDE 16
[Graphic Displaying Lipitor(R) Print Advertisement]

SLIDE 17
On-Line Sales Expected to Double Each Year

SLIDE 18
The Internet for Health-Related Information

SLIDE 19
Take Risks...Fund Big Ideas
The Need for Size and Scale

SLIDE 20
[Warner-Lambert logo]
Strengths and Weaknesses

SLIDE 21
[Warner-Lambert logo]

SLIDE 22
[Warner-Lambert logo]
Time to Change

SLIDE 23
Study of Strategic Alternatives

SLIDE 24
Study of Strategic Alternatives

o  Stay Independent            o   Slower Growth
o  Smaller Deals               o   Complexity/Multiple Integrations
o  Major Merger                o   Size and Scale to Compete

SLIDE 25
[Pfizer logo]

SLIDE 26
Job Reductions and Cost-Savings
$1.6 billion

o   Manufacturing and Distribution
o   General and Administrative Functions
o   Optimizing Global Sourcing

SLIDE 27
The Cost Reduction Process
o   Quick
o   Transparent
o   Fair

SLIDE 28
[Pfizer logo]

SLIDES 29-31
[Pfizer logo]
o    Leading positions in hypertension, CNS and infectious diseases
o    Worldwide network of alliances
o    Scientific staff:  12,000
o    R&D Budget:  Nearly $5 billion
o    20,000 global sales force
o    OTC brands
o    Animal Health division

SLIDE 32
[Lipitor(R) logo]
[Graphic of Lipitor(R) bottle]

SLIDE 33
[Warner-Lambert logo]                       [Pfizer logo]

SLIDE 34
[Pfizer logo]
A Record of Achievement
Culture and Community

SLIDE 35
[Pfizer logo]
o  Integrity
o  Innovation
o  Respect for People
o  Customer Focus
o  Teamwork
o  Leadership
o  Performance
o  Community

SLIDE 36
I.    Strategic Thinking
II.   About Pfizer
III.  Q&A

SLIDE 37
Building the Future

SLIDE 38
[Graphic displaying Pfizer web-site]

SLIDE 39
[Graphic displaying Warner-Lambert intranet site]

SLIDE 40
[Warner-Lambert Logo]                                      [Pfizer Logo]
                            Building the Future
                                                        Lodewijk J.R. de Vink
                                                       Warner-Lambert Company



                                * * * * * *

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

     Warner-Lambert and certain other persons will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.